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February 17, 2005

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:    J.P. Morgan Mutual Fund Trust (the "Trust")
            (File Nos. 33-75250/811-08358)
            Partial Withdrawal of Post-Effective Amendment Nos. 30, 31 and 33

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the partial withdrawal of Post-Effective Amendment No. 30 (filed as a 485APOS on October 29, 2004 -- Accession No. 0001047469-04-032503),
Post-Effective Amendment No. 31 (filed as a 485BXT on December 28, 2004 -- Accession No. 0001047469-04-038448), and Post-Effective Amendment No. 33 (filed as a 485BXT on January 24, 2005 -- Accession No. 0001047469-05-001365)
to the Trust's Registration Statement on Form N-1A (together, the "Amendments"). Post-Effective Amendment No. 30 was filed for the purpose of registering certain additional share classes that were necessary to consummate mergers or to round out product offerings. Post-Effective Amendments Nos. 31 and 33 were filed solely for the purpose of extending the effective date of Post-Effective Amendment No. 30.

     Since Post-Effective Amendment No. 30 was filed on October 29, 2004, shareholders of the JPMorgan Prime Money Market Fund, the JPMorgan 100% U.S. Treasury Securities Money Market Fund, the JPMorgan Federal Money Market Fund and the JPMorgan Tax Free Money Market Fund have met, and each of those series of the Trust has approved a shell reorganization transaction pursuant to which each of those series will be reorganized as series of J.P. Morgan Mutual Fund Series effective after the close of business on February 18, 2005.

     In light of the pending shell reorganization transactions involving the JPMorgan Prime Money Market Fund and the JPMorgan 100% U.S. Treasury Securities Money Market Fund, the Trust would like to withdraw only that portion of the Amendments that relates to the Reserve Shares of the JPMorgan Federal Money Market Fund and the Reserve Shares of the JPMorgan Tax Free Money Market Fund since that share class of those Funds was being registered for the purpose of filling out product offerings rather than for the purpose of consummating a pending merger transaction. The Trust will be filing a subsequent post-effective Amendment to its registration statement on Form N-1A for the purpose of completing the registration of the Capital Shares of the JPMorgan Prime Money Market Fund and the JPMorgan 100% U.S. Treasury Securities Money Market Fund and the Reserve Shares of the JPMorgan 100% U.S. Treasury Securities Money Market Fund which are necessary to consummate merger transactions that will occur prior to the closing of the shell reorganization transactions involving the JPMorgan Prime Money Market Fund and the JPMorgan 100% U.S. Treasury Securities Money Market Fund. Although that filing will contain information regarding the JPMorgan Federal Money Market Fund and the JPMorgan Tax Free Money Market Fund and the Reserve Shares of those Funds, the information in that subsequent filing about those Funds is relevant only with respect to the registration statement applicable to another registrant and is NOT applicable to the Trust nor is the Trust seeking effectiveness of those shares by means of its own registration statement.


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     The Trust confirms that it has not sold any shares using the forms of prospectuses included in the Amendments.

    If you have any questions regarding this request, please call me at 212.837.1711.

Sincerely,

/s/ Avery P. Maher

Avery P. Maher
Assistant Secretary
J.P. Morgan Mutual Fund Trust



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